UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-41678

VCI Global Limited

(Translation of registrant’s name into English)

B03-C-8 Menara 3A

KL, Eco City, No.3 Jalan Bangsar

59200 Kuala Lumpur

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

As previously disclosed, on May 29, 2024, VCI Global Limited (the “Company”) entered into an At the Market Offering Agreement, or the Sales Agreement, with H.C. Wainwright & Co., LLC (“Wainwright” or the “Sales Agent”) relating to the Company’s ordinary shares having an aggregate offering price of up to $4,956,009.10 from time to time through the Sales Agent, acting as sales agent or principal.

On September 25, 2024, Wainwright notified the Company that pursuant to Section 8(b) of the Sales Agreement, Wainwright terminated the Sales Agreement, and the transaction contemplated thereby, effective immediately. No reasons for the termination were provided to the Company by the Sales Agent.

A copy of the Sales Agreement was furnished as Exhibit 10.1 to the Company’s Current Report on Form 6-K filed with the Commission May 31, 2024. The description of the Sales Agreement contained in this Current Report on Form 6-K does not purport to be complete and is qualified by reference to the copy of the Sales Agreement furnished as Exhibit 10.1 to the Current Report on Form 6-K filed with the Commission May 31, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 27, 2024	VCI Global Limited

	By:	/s/ Victor Hoo
	Name:	Victor Hoo
	Title:	Chairman and Chief Executive Officer

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